1750 Kettner Blvd., Suite 416
San Diego, California 92101
Tel: (702) 275-2181 * Fax: (619) 684-3512
john@dolkartlaw.com

Via USPS Certified Mail and Facsimile

August 8, 2011

Anne Nguyen Parker, Branch Chief
Douglas Brown, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Facsimile: 703-813-6982

Re:          Success Exploration & Resources, Inc.
Registration Statement on Form S-1 File No. 333-167001 (Filed July 27, 2011)

Dear Ms. Nguyen Parker and Mr. Brown:

The Issuer referred to above and I have received your letter dated August 4, 2011.  We have reviewed your sole comment collectively and have formulated the following response accordingly.  Thank you again for your efforts in facilitating our aim to improve the quality of this disclosure document.

We have reiterated your comments below, taking care to preserve the form and format of the comment letter as received.  Our responses follow each comment.

COMMENTS & RESPONSES

Summary Financial Information, Page 5

1.
Your response to prior comment three explains that you updated the basic loss per share disclosure in your consolidated statement of operations for the year ended May 31, 2010 to be ($0.01).  As it does not appear such revision was made, please revise accordingly.

Response: Noted and updated.

I hope these response(s) are sufficiently satisfactory.  If you have any additional inquiries or if there is anything else you may require please contact me directly at above referenced telephone number.  Thank you in advance for your prompt attention to this matter.

Kind Regards,

/s/ John E. Dolkart, Jr. Esq.

John E. Dolkart, Jr., Esq.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 1 of 1